UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)*

RIVUS BOND FUND
(Name of Issuer)

Shares of Beneficial Interest
(Title of Class of Securities)

769667106
(CUSIP Number)

JOSEPH V. DEL RASO, ESQ.
PEPPER HAMILTON LLP
3000 TWO LOGAN SQUARE
PHILADELPHIA, PA 19103
Fax: 215-981-4750
Direct Dial: 215-981-4506
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

October 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	769667106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON		MBIA Inc. 06-1185706

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORIGINATION

State of Connecticut

	7	SOLE VOTING POWER

NUMBER OF		360,867 shares of Beneficial Interest

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		360,867 shares of Beneficial Interest

WITH	10	SHARED DISPOSITIVE POWER

None.

11	AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

360,867 shares of Beneficial Interest

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.37%

14	TYPE OF REPORTING PERSON

IC, HC

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by MBIA Inc. (the “Reporting Person”) with the Securities and Exchange Commission on May 8, 2008 (the “Schedule 13D”), relating to the shares of beneficial interest (the “Shares”) of Rivus Bond Fund (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 5 is hereby amended and restated as follows:

Item 5.    Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 360,867  shares of beneficial interest, constituting approximately 3.37% of the outstanding Shares (computed on the basis of 10,708,597 Shares outstanding on September 14, 2011).

(b) The Reporting Person owns 360,867 shares of beneficial interest and has sole voting and dispositive power for all such shares.

(c) During the past sixty days, the Reporting Person has sold shares in the open market in the transactions listed below:

Transaction Date	Transaction Type	Number of Shares Transacted	Price Per Share
9/13/2011	Sale	908	$18.530
9/13/2011	Sale	700	$18.520
9/13/2011	Sale	2,220	$18.510
9/13/2011	Sale	4,772	$18.500
9/12/2011	Sale	400	$18.570
9/12/2011	Sale	367	$18.560
9/12/2011	Sale	300	$18.555
9/12/2011	Sale	6,200	$18.550
9/12/2011	Sale	100	$18.540
9/12/2011	Sale	233	$18.500
9/9/2011	Sale	1,600	$18.680
9/9/2011	Sale	100	$18.660
9/9/2011	Sale	100	$18.640
9/9/2011	Sale	1,000	$18.630
9/9/2011	Sale	2,500	$18.620
9/9/2011	Sale	500	$18.615
9/9/2011	Sale	7,000	$18.610
9/9/2011	Sale	6,800	$18.600
9/8/2011	Sale	100	$ 18.650
9/8/2011	Sale	210	$ 18.630
9/8/2011	Sale	600	$ 18.610
9/8/2011	Sale	1,200	$ 18.605
9/8/2011	Sale	6,890	$ 18.600
9/7/2011	Sale	500	$ 18.650
9/7/2011	Sale	100	$ 18.640
9/7/2011	Sale	800	$ 18.630
9/7/2011	Sale	1,503	$ 18.620
9/7/2011	Sale	2,100	$ 18.610
9/7/2011	Sale	1,997	$ 18.600
9/6/2011	Sale	200	$ 18.665
9/6/2011	Sale	200	$ 18.660

9/6/2011	Sale	523	$ 18.658
9/6/2011	Sale	2,377	$ 18.650
9/2/2011	Sale	3,640	$ 18.750
9/2/2011	Sale	1,100	$ 18.760
9/2/2011	Sale	2,460	$ 18.770
9/1/2011	Sale	2,400	$ 18.750
9/1/2011	Sale	700	$ 18.755
9/1/2011	Sale	200	$ 18.765
9/1/2011	Sale	600	$ 18.760
9/1/2011	Sale	2,900	$ 18.780
9/1/2011	Sale	800	$ 18.770
9/1/2011	Sale	1,800	$ 18.790
9/1/2011	Sale	100	$ 18.795
9/1/2011	Sale	900	$ 18.850
9/1/2011	Sale	500	$ 18.860
9/1/2011	Sale	2,000	$ 18.800
8/31/2011	Sale	4,700	$ 18.840
8/31/2011	Sale	1,900	$ 18.850

(d) Not applicable.

(e) The Reporting Person ceased to be a beneficial owner of 5% or more of the Issuer’s shares of beneficial interest on October 22, 2010 as a result of the increase in outstanding shares of the Issuer resulting from the Reorganization of the Hartford Income Shares Fund, Inc. with and into the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: September 14, 2011	MBIA Inc.

	By:	/s/ Clifford D. Corso
	Name:	Clifford D. Corso
	Title:	Executive Vice President and
Chief Investment Officer